# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: MATINAS BIOPHARMA HOLDINGS INC., CIK 0001582554
CUSIP: 576810303
Title of class of securities: COMMON STOCK, $0.0001 PAR VALUE PER SHARE
Address of issuer's principal executive offices: 1545 Route 206 South, Suite 302, Bedminster, New Jersey (NJ), 07921
Date of event which requires filing of this statement: 07/13/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002058272

## Reporting persons
- Hezbay Holdings LLC: type of reporting person: other (OO); citizenship or place of organization: New York (NY); sole voting power 1,306,488; shared voting power 0; sole dispositive power 1,306,488; shared dispositive power 0; aggregate amount beneficially owned 1,306,488 (9.54% of the class); the aggregate amount excludes certain shares
  Comment: Note to 6, 8, 9 and 11: Based on 13,692,796 Common Shares issued and outstanding as of July 10, 2026. Note to 10: The aggregate amount in Row 9 excludes the Common Shares purchasable pursuant to the Preferred Shares and Warrants owned by the Reporting Person which contain a contractually stipulated 4.99% ownership restriction.

## Item 1. Issuer
Name of issuer: MATINAS BIOPHARMA HOLDINGS INC.
Address of issuer's principal executive offices: 1545 Route 206 South, Suite 302, Bedminster, NJ 07921

## Item 2. Person Filing
Name of person filing: Hezbay Holdings LLC
Address of principal business office or, if none, residence: 23 Tammy Road, Spring Valley, New York 10977
Citizenship: New York

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 1,306,488.00
Percent of class: 9.54
Sole power to vote or to direct the vote: 1,306,488.00
Shared power to vote or to direct the vote: 0.00
Sole power to dispose or to direct the disposition: 1,306,488.00
Shared power to dispose or to direct the disposition: 0.00

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Hezbay Holdings LLC: /s/ Ari Kluger, Ari Kluger, Sole Member of Hezbay Holdings LLC (07/14/2026)